                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the Fiscal year ended December 31, 2003

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

            For the transition period from __________ to __________ .

                         Commission file number 1-12381

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             LINENS 'N THINGS, INC.
                                   401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LINENS 'N THINGS, INC.
                                 6 BRIGHTON ROAD
                                CLIFTON, NJ 07015

                             LINENS 'N THINGS, INC.
                                   401(K) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                       LINENS 'N THINGS, INC. 401(k) Plan


                               Clifton, New Jersey

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002



                                    CONTENTS
                                                                            PAGE

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...................  1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
       DECEMBER 31, 2003 AND 2002 ..........................................  3

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS  - YEARS ENDED DECEMBER 31, 2003 AND 2002...............  4

     NOTES TO FINANCIAL STATEMENTS .........................................  5

SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ........ 11

SIGNATURE................................................................... 17

EXHIBIT INDEX

     EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED PUBLIC
       ACCOUNTING FIRM - CROWE CHIZEK AND  COMPANY LLC

     EXHIBIT 23.2 - CONSENT OF INDEPENDENT REGISTERED PUBLIC
       ACCOUNTING FIRM - KPMG LLP

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator
Linens 'n Things, Inc. 401(k) Plan
Clifton, New Jersey


We have audited the accompanying statement of net assets available for benefits of Linens 'n Things, Inc. 401(k) Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 9, 2004

--------------------------------------------------------------------------------

                                                                              1.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




The Plan Administrator
Linens 'n Things, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Linens 'n Things, Inc. 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and changes in its net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP

New York, New York
June 27, 2003


--------------------------------------------------------------------------------

                                                                              2.

                       LINENS 'N THINGS, INC. 401(k) Plan
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


                                                      2003             2002
                                                      ----             ----
ASSETS
     Investments (Note 3)                        $  42,106,933    $  31,632,999

     Receivables
         Employer contribution                              --           54,122
         Participant contributions                          --          243,175
         Accrued interest                                   81               90
                                                 -------------    -------------
                                                            81          297,387
                                                 -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS                $  42,107,014    $  31,930,386
                                                 =============    =============











--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.
                                                                              3.

                             LINENS 'N THINGS, INC. 401(k) Plan
                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           Years ended December 31, 2003 and 2002

----------------------------------------------------------------------------------------------

                                                                       2003           2002
                                                                       ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income (loss)
         Net appreciation (depreciation) in fair value
             of investments (Note 3)                               $  6,549,855   $ (4,044,136)
         Interest and dividends                                         893,793        869,226
                                                                   ------------   ------------
                                                                      7,443,648     (3,174,910)

      Contributions
         Employer                                                     1,111,478      1,259,477
         Participant                                                  4,295,208      4,029,873
         Rollovers                                                      248,661        240,735
                                                                   ------------   ------------
                                                                      5,655,347      5,530,085
                                                                   ------------   ------------

             Total additions                                         13,098,995      2,355,175

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits and withdrawals paid to participants                   2,891,005      1,900,202
      Administrative expenses                                            31,362         23,230
                                                                   ------------   ------------
         Total deductions                                             2,922,367      1,923,432
                                                                   ------------   ------------
NET INCREASE                                                         10,176,628        431,743

NET ASSETS AVAILABLE FOR BENEFITS
      Beginning of year                                              31,930,386     31,498,643
                                                                   ------------   ------------

      End of year                                                  $ 42,107,014   $ 31,930,386
                                                                   ============   ============






----------------------------------------------------------------------------------------------

                        See accompanying notes to financial statements.
                                                                                            4.

                       LINENS 'N THINGS, INC. 401(k) Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Linens 'n Things, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: The Plan is a participant-directed, defined contribution plan established by Linens 'n Things, Inc. (the "Company" or "Plan Sponsor") as of December 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the "Plan Committee") appointed by Linens 'n Things, Inc. In accordance with the provisions of the Plan, the Plan Committee is also the Administrator. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

ELIGIBILITY: Prior to August 1, 2002, eligible employees became participants in the Plan at the beginning of the first payroll period of the first month following completion of a year of service with at least 1,000 hours worked and attaining age 21. Effective August 1, 2002, the Plan was amended to allow employees to become eligible to participate in the Plan at the beginning of the first payroll period of the first month following the completion of eleven months of service with no age requirement or minimum hours worked.

CONTRIBUTIONS: Each year, participants may contribute up to 60% of pretax annual eligible compensation, as defined in the Plan, not to exceed the applicable dollar limit established by the Internal Revenue Service (the "IRS") each year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, the Plan allows elective deferral contributions in excess of legal limits under Internal Revenue Code Section 414(v) for those participants who have attained age 50 by the close of the Plan year. Participants direct the investment of their contributions into various investment options offered by the Plan including common stock of the Company. Effective March 1, 2002, the Plan was amended such that employer contributions are equal to 50% of the first 4% of eligible compensation that a participant contributes to the Plan. Prior to March 1, 2002, employer matching contributions were equal to 100% of the first 6% of eligible compensation that a participant contributed to the Plan. Employer matching contributions are subject to certain limitations as specified in the plan document and the Internal Revenue Code (the "IRC").


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              5.

                       LINENS 'N THINGS, INC. 401(k) Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution, employer matching contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

RETIREMENT, DEATH AND DISABILITY: Upon death, disability or meeting the retirement requirements, a participant's account balance will automatically become 100% vested.

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer's matching contribution plus earnings thereon is based on years of continuous service, as defined. A participant is 100% vested after three years of credited service.

FORFEITURES: Upon a participant's termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce employer contributions. During the years ended December 31, 2003 and 2002, forfeited nonvested accounts of $53,540 and $91,364, respectively, were used to reduce employer contributions.

PAYMENT OF BENEFITS: Upon reaching normal retirement (age 65 or age 55 with 10 years of credited service, as defined) or upon permanent disability, all vested amounts credited to a participant's account become distributable. Distributions will be made as soon as administratively feasible, following a participant's request, and will be made in a lump-sum cash payment.

Upon a participant's death, the participant's beneficiary is entitled to 100% of the participant's vested account balance.

Upon termination of service, other than for normal retirement or death, the Administrator will direct the Trustee or the new Trustee to pay to the participant his or her benefit in an immediate lump sum or a deferred lump sum, if certain criteria are met.


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              6.

                       LINENS 'N THINGS, INC. 401(k) Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

LOAN PROVISIONS: Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months. The Plan charges a fixed rate of interest, which is 1% above the prime rate, adjusted quarterly.

The loans are repaid through after-tax payroll deductions. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant's contribution election percentages. The term of the loan is arrived at by mutual agreement between the Plan Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan may not exceed 25 years.

RECLASSIFICATION: Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments in common stock and mutual funds. Shares of common collective trust funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are reported at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

BASIS OF ACCOUNTING: The financial statements are prepared on the accrual basis of accounting and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with U.S. generally accepted accounting principles.

ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.


--------------------------------------------------------------------------------

                                   (Continued)
                                                                              7.

                       LINENS 'N THINGS, INC. 401(k) Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RISKS AND UNCERTAINTIES: The Plan offers a number of investment options including Linens 'n Things, Inc. common stock and a variety of investment funds, some of which are mutual funds and common collective trust funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Linens 'n Things Company Stock Fund, which principally invests in a single security.

PAYMENT OF BENEFITS: Benefits paid to participants are recorded when paid.

ADMINISTRATIVE EXPENSES: Most administrative expenses are paid by the Plan Sponsor.

NOTE 3 - INVESTMENTS

At December 31, 2003 and 2002, the Plan's assets were allocated among various investment funds administered by independent investment managers.

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                       2003            2002
                                                                       ----            ----
Fidelity Managed Income Portfolio Fund                            $  9,941,502     $ 9,039,768
Fidelity Equity-Income II Fund                                       8,749,906       6,743,970
Fidelity Freedom 2010 Fund                                           4,994,744       4,098,429
Fidelity Growth Company Fund                                         3,361,228       2,065,407
Fidelity Diversified International Fund                              2,552,931       1,775,231
Linens 'n Things, Inc. Common Stock, 74,502 and
   76,934 shares at December 31, 2003 and 2002, respectively         2,241,020       1,738,708
Fidelity Low Priced Stock                                            2,197,091       1,422,833

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              8.

                       LINENS 'N THINGS, INC. 401(k) Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,549,855 and $(4,044,136), respectively, as follows:

                                                                2003            2002
                                                                ----            ----
Mutual funds                                                $  5,940,085   $ (3,929,921)
Linens 'n Things, Inc. Common Stock                              609,770       (114,215)
                                                            ------------   ------------
   Net appreciation (depreciation) in fair value
     of investments                                         $  6,549,855   $ (4,044,136)
                                                            ============   ============

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds advised by Fidelity Investments an affiliate of Fidelity Management Trust Company. Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by Linens 'n Things, Inc., which qualifies as a party-in-interest investment. Participant loan transactions and investments are also party-in-interest transactions.

NOTE 6 - INCOME TAX STATUS

The IRS has determined and informed the prototype plan sponsor by letter dated December 5, 2001, that the prototype Plan as then designed and related trust was in compliance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

--------------------------------------------------------------------------------

                                   (Continued)
                                                                              9.

                       LINENS 'N THINGS, INC. 401(k) Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to the Form 5500:

                                                                                  2003             2002
                                                                                  ----             ----
Net assets available for benefits per the financial statements               $  42,107,014    $ 31,930,386
Market value of deemed distributed participant
  loans for which there has been no post-default
  payment activity as of December 31                                               (17,342)        (20,203)
Miscellaneous reconciling items                                                         --            (105)
                                                                             -------------    ------------

Net assets available for benefits per the Form 5500                          $  42,089,672    $ 31,910,078
                                                                             =============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per Form 5500:

                                                                                  2003             2002
                                                                                  ----             ----
Benefits paid to participants per the financial statements                   $   2,891,005    $  1,900,202
Participant loans defaulted and deemed distributed
  during the indicated period                                                       52,525          35,724
Participant loans previously defaulted in which deemed
  distribution was cancelled due to -
     post-default payment activity                                                 (43,345)        (12,150)
     recognition of an actual distribution                                         (13,370)         (4,362)
Other                                                                                   --          (3,645)
                                                                             -------------    ------------

Benefits paid to participants per the Form 5500                              $   2,886,815    $  1,915,769
                                                                             =============    ============


--------------------------------------------------------------------------------

                                                                             10.

                              SUPPLEMENTAL SCHEDULE

                       LINENS 'N THINGS, INC. 401(k) Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


    Name of Plan Sponsor:            Linens 'n Things, Inc.
    Employer Identification Number:         22-3463939
    Three-Digit Plan Number:                    001

            (B)                                 (C)                                                     (E)
        IDENTITY OF             DESCRIPTION OF INVESTMENT INCLUDING                                 CURRENT
          ISSUE OR            MATURITY DATE, RATE OF INTEREST, PAR OR                      (D)        VALUE
(A)       BORROWER                        MATURITY VALUE               NUMBER OF UNITS    COST          ($)
 *    Fidelity          Aggressive Growth Fund                                   6,373      #        95,142
 *    Fidelity          Aggressive International Fund                              440      #         6,687
 *    Fidelity          Asset Manager Fund                                         656      #        10,331
 *    Fidelity          Asset Manager Income Fund                                  141      #         1,716
 *    Fidelity          Asset Manager: Aggressive Fund                             906      #         9,277
 *    Fidelity          Asset Manager: Growth Fund                               1,197      #        17,092
 *    Fidelity          Balanced Fund                                            1,583      #        26,507
 *    Fidelity          Blue Chip Fund                                           1,909      #        75,654
 *    Fidelity          Canada Fund                                                449      #        12,303
 *    Fidelity          Cap Apprec Fund                                            956      #        23,420
 *    Fidelity          Capital and Income Fund                                  8,200      #        66,095
 *    Fidelity          Conv Sec Fund                                              440      #         8,879
 *    Fidelity          Disciplined Equity Fund                                      7      #           166
 *    Fidelity          Diversified International Fund                         105,843      #     2,552,931
 *    Fidelity          Dividend Growth Fund                                     2,406      #        65,688
 *    Fidelity          Emerging Markets Fund                                      845      #         8,961
 *    Fidelity          Equity-Income Fund                                         962      #        47,857
 *    Fidelity          Equity-Income Fund II                                  384,105      #     8,749,906
 *    Fidelity          Europe Capital Appreciation Fund                            61      #         1,139
 *    Fidelity          Export and Multinational Fund                            2,708      #        49,172
 *    Fidelity          Fifty Fund                                               5,034      #        97,058
 *    Fidelity          Freedom 2000 Fund                                        6,872      #        80,956
 *    Fidelity          Freedom 2010 Fund                                      383,621      #     4,994,744
 *    Fidelity          Freedom 2020 Fund                                       41,017      #       534,046
 *    Fidelity          Freedom 2030 Fund                                       27,994      #       362,517

--------------------------------------------------------------------------------

 *    Party-in-interest as defined by ERISA.
 # All investments are participant directed; therefore, cost information is not required.

                                   (Continued)
                                                                             11.

                       LINENS 'N THINGS, INC. 401(k) Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


    Name of Plan Sponsor:            Linens 'n Things, Inc.
    Employer Identification Number:         22-3463939
    Three-Digit Plan Number:                    001

            (B)                                 (C)                                                     (E)
        IDENTITY OF             DESCRIPTION OF INVESTMENT INCLUDING                                 CURRENT
          ISSUE OR            MATURITY DATE, RATE OF INTEREST, PAR OR                      (D)        VALUE
(A)       BORROWER                        MATURITY VALUE               NUMBER OF UNITS    COST          ($)
 *    Fidelity          Freedom 2040 Fund                                       12,826      #        96,965
 *    Fidelity          Freedom Income Fund                                      6,519      #        72,301
 *    Fidelity          Fidelity Fund                                              623      #        17,508
 *    Fidelity          Ginnie Mae Fund                                          5,985      #        66,311
 *    Fidelity          Global Balance Fund                                          1      #            23
 *    Fidelity          Government Income Fund                                   5,017      #        51,277
 *    Fidelity          Growth Company Fund                                     67,131      #     3,361,228
 *    Fidelity          Independence Fund                                          959      #        15,408
 *    Fidelity          Inflation-Protected Bond Fund                              133      #         1,465
 *    Fidelity          Institutional Short
                        Intermediate Government Fund                             1,660      #        16,202
 *    Fidelity          Intermediate Bond Fund                                   2,507      #        26,725
 *    Fidelity          Intl Gr & Inc Fund                                          13      #           317
 *    Fidelity          Intl Small Cap Fund                                      1,771      #        33,070
 *    Fidelity          Investment Grade Bond Fund                               2,019      #        15,246
 *    Fidelity          Japan Fund                                                 432      #         4,980
 *    Fidelity          Large-Cap Stock Fund                                     4,023      #        55,843
 *    Fidelity          Latin America Fund                                           5      #            79
 *    Fidelity          Low Priced Stock Fund                                   62,810      #     2,197,091
 *    Fidelity          Managed Income Portfolio                             9,941,502      #     9,941,502
 *    Fidelity          Mid-Cap Stock Fund                                       1,266      #        27,298
 *    Fidelity          Mortgage Securities Fund                                   359      #         4,032
 *    Fidelity          New Markets Income Fund                                  8,233      #       114,440
 *    Fidelity          OTC Portfolio Fund                                      24,468      #       794,472
 *    Fidelity          Overseas Fund                                              216      #         6,789
 *    Fidelity          Pacific Basin Fund                                         316      #         5,545
 *    Fidelity          Puritan Fund                                               583      #        10,775
 *    Fidelity          Real Estate Fund                                         9,035      #       214,214

--------------------------------------------------------------------------------

 *    Party-in-interest as defined by ERISA.
 # All investments are participant directed; therefore, cost information is not required.

                                   (Continued)
                                                                             12.

                       LINENS 'N THINGS, INC. 401(k) Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


    Name of Plan Sponsor:            Linens 'n Things, Inc.
    Employer Identification Number:         22-3463939
    Three-Digit Plan Number:                    001

            (B)                                 (C)                                                     (E)
        IDENTITY OF             DESCRIPTION OF INVESTMENT INCLUDING                                 CURRENT
          ISSUE OR            MATURITY DATE, RATE OF INTEREST, PAR OR                      (D)        VALUE
(A)       BORROWER                        MATURITY VALUE               NUMBER OF UNITS    COST          ($)
 *    Fidelity          Retirement Government Money Market
                        Portfolio                                               44,217      #        44,217
 *    Fidelity          Retirement Money Market Portfolio                       59,493      #        59,493
 *    Fidelity          SE Asia Fund                                               294      #         4,292
 *    Fidelity          Short Term Bond Fund                                       412      #         3,728
 *    Fidelity          Small-Cap Independent Fund                                 700      #        12,555
 *    Fidelity          Small-Cap Retirement Portfolio                           1,996      #        27,558
 *    Fidelity          Small-Cap Stock Fund                                     4,438      #        75,898
 *    Fidelity          Strong Large Cap Growth Fund                               367      #         3,307
 *    Fidelity          Strong Large Cap Value Fund                              1,732      #        18,225
 *    Fidelity          Strong Mid Cap Growth Fund                                 193      #         1,990
 *    Fidelity          Strong Mid Cap Value Fund                                1,528      #        18,464
 *    Fidelity          Trend Fund                                                  78      #         3,842
 *    Fidelity          U.S. Bond Index Fund                                     8,609      #        96,333
 *    Fidelity          Utilities Fund                                              56      #           645
 *    Fidelity          Value Fund                                               2,282      #       141,642
 *    Fidelity          Worldwide Fund                                             247      #         4,035
 *    Spartan           Spartan Total Market Index Fund                             79      #         2,362
 *    Spartan           Spartan U.S. Equity Index Fund                          44,186      #     1,741,368
      AIM               Balanced Fund A                                             10      #           227
      AIM               Blue Chip Fund A                                             5      #            52
      AIM               Constellation Fund A                                        64      #         1,385
      AIM               Global Aggressive Growth Fund                              466      #         7,156
      AIM               Prem Equity Fund A                                          39      #           362
      Alger             Capital Appreciation Fund I                                 66      #           750
      Alger             Mid Cap Growth Fund I                                      335      #         5,123
      Ariel             Appreciation Fund                                        2,632      #       113,977
      Ariel             Fund                                                     1,321      #        59,589
      Ariel             Premier Bond Fund Investor Class                           830      #         8,611

--------------------------------------------------------------------------------

 *    Party-in-interest as defined by ERISA.
 # All investments are participant directed; therefore, cost information is not required.

                                   (Continued)
                                                                             13.

                       LINENS 'N THINGS, INC. 401(k) Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


    Name of Plan Sponsor:            Linens 'n Things, Inc.
    Employer Identification Number:         22-3463939
    Three-Digit Plan Number:                    001

            (B)                                 (C)                                                     (E)
        IDENTITY OF             DESCRIPTION OF INVESTMENT INCLUDING                                 CURRENT
          ISSUE OR            MATURITY DATE, RATE OF INTEREST, PAR OR                      (D)        VALUE
(A)       BORROWER                        MATURITY VALUE               NUMBER OF UNITS    COST          ($)
      Baron             Asset Fund                                                  12      #           507
      Baron             Growth Fund                                                598      #        21,194
      CS                Global Fixed Income Fund                                 1,350      #        13,639
      CS                Intl Focus Com Fund                                          3      #            27
      CS                Small Cap Value Com Fund                                 1,649      #        33,872
      Dreyfus           Founders Balanced Fund F                                   440      #         3,468
      Dreyfus           Founders Growth Fund F                                     356      #         3,501
      Dreyfus           Founders WW Growth Fund F                                   91      #         1,035
      FMA               Small Company IS                                             3      #            61
      Invesco           Core Equity Fund                                            87      #           992
      Invesco           Dynamics Fund                                               36      #           535
      Invesco           Total Return Fund                                           10      #           244
      Janus             Adviser Balanced I Fund                                     68      #         1,594
      Janus             Adviser Capital Appreciation Fund                          102      #         2,180
      Janus             Adviser Flex Inc I Fund                                    207      #         2,599
      Janus             Adviser Mid Cap Growth I Fund                              302      #         6,286
      Janus             Mid Cap Value Fund                                       1,367      #        27,881
      Legg Mason        Value Trust Fixed Income Fund                               25      #         1,578
      Managers          Bond Fund                                                  480      #        11,797
      Managers          Capital Appreciation Fund                                   39      #           994
      Managers          Special Equity Fund                                        186      #        14,589
      Managers          Value Fund                                               5,621      #       147,483
      MSI               Equity Growth Fund B                                       105      #         1,632
      MSI               Intl Equity Fund B                                         431      #         8,165
      MSI               Small Co Growth Fund B                                     214      #         2,239
      MSI               Value Equity Fund B                                          7      #            61
      MSIFT             Cap Fixed Income Adviser Fund                              133      #         1,533
      MSIFT             High Yield Adviser Fund                                  4,347      #        23,563
      MSIFT             Value Adviser Fund                                         140      #         2,155

--------------------------------------------------------------------------------
 # All investments are participant directed; therefore, cost information is not required.

                                   (Continued)
                                                                             14.

                       LINENS 'N THINGS, INC. 401(k) Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


    Name of Plan Sponsor:            Linens 'n Things, Inc.
    Employer Identification Number:         22-3463939
    Three-Digit Plan Number:                    001

            (B)                                 (C)                                                     (E)
        IDENTITY OF             DESCRIPTION OF INVESTMENT INCLUDING                                 CURRENT
          ISSUE OR            MATURITY DATE, RATE OF INTEREST, PAR OR                      (D)        VALUE
(A)       BORROWER                        MATURITY VALUE               NUMBER OF UNITS    COST          ($)
      Mutual            Discovery Fund A                                           129      #         2,674
      Mutual            Shares Fund - Class A                                      103      #         2,153
      Neuberger Berman  Focus Trust Fund                                             2      #            60
      Neuberger Berman  Guardian Trust Fund                                        199      #         2,240
      Neuberger Berman  Socially Responsive Trust Fund                             278      #         3,806
      Oakmark           Equity and Income Fund I                                 3,922      #        86,370
      PBHG              Growth Fund                                                397      #         7,065
      PBHG              Mid Cap Value Fund                                          71      #         1,222
      PBHG              Strategic Small Company Fund                               142      #         1,913
      PIMCO             CCM Capital Appreciation Fund -
                        Administrative Class                                       531      #         8,430
      PIMCO             CCM Mid Cap Fund - Administrative
                        Class                                                       10      #           195
      PIMCO             Global Bond Trust Fund - Administrative
                        Class                                                    3,705      #        38,164
      PIMCO             High Yield Fund - Administrative Class                   3,996      #        39,040
      PIMCO             Long-Term U.S. Government Fund -
                        Administrative Class                                     3,887      #        42,057
      PIMCO             Low Duration Fund - Administrative
                        Class                                                      190      #         1,944
      PIMCO             Total Return Fund - Administrative Class                 5,377      #        57,587
      Royce             Royce Low Priced Stock Fund                                986      #        13,790
      RS                Emerging Growth Fund                                        23      #           659
      RS                Smaller Company Growth Fund                                 96      #         1,974
      Scudder           Global Discovery Fund                                        2      #            48
      Scudder           Growth & Income Fund                                        55      #         1,102
      Strong            Adv Common Stock Fund Z                                      2      #            35
      Strong            Adv Small Cap Value Fund Z                                 874      #        24,051
      Strong            Government Security Fund                                   981      #        10,675

--------------------------------------------------------------------------------

 # All investments are participant directed; therefore, cost information is not required.

                                   (Continued)
                                                                             15.

                       LINENS 'N THINGS, INC. 401(k) Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


    Name of Plan Sponsor:            Linens 'n Things, Inc.
    Employer Identification Number:         22-3463939
    Three-Digit Plan Number:                    001

            (B)                                 (C)                                                     (E)
        IDENTITY OF             DESCRIPTION OF INVESTMENT INCLUDING                                 CURRENT
          ISSUE OR            MATURITY DATE, RATE OF INTEREST, PAR OR                      (D)        VALUE
(A)       BORROWER                        MATURITY VALUE               NUMBER OF UNITS    COST          ($)
      Strong            Growth Fund                                                198      #         3,411
      Strong            Opportunity Fund                                           233      #         9,204
      Strong            Short-Term Bond Fund                                       217      #         1,916
      Strong            Ultra Short Fund                                           255      #         2,375
      TCW               Galileo Aggressive Growth Fund N                           125      #         1,502
      Templeton         Foreign Fund A                                           1,265      #        13,457
      Templeton         Foreign Sm Co Fund A                                       523      #         9,452
      Templeton         Global Bond Fund A                                       4,664      #        47,615
      Templeton         Growth Fund A                                               63      #         1,307
      Templeton         World Fund A                                                 3      #            48
      Western           Western Asset Core Fixed Income Fund                        63      #           726
 *    Linens 'n
      Things, Inc.      Common Stock                                            74,502      #     2,241,020
 *    Fidelity          Inst Cash Port: MM Fund Class I Shares                  92,908      #        92,908
 *    Participant
        Loans (1)                                                                                 1,492,798
                                                                                                ------------
          Total Investments                                                                     $ 42,106,933
                                                                                                ============

* Party-in-interest as defined by ERISA.

(1) 269 loans to participants with interest rates of 5.0% to 10.5%.

 # All investments are participant directed; therefore, cost information is not required.


--------------------------------------------------------------------------------

                                                                             16.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     LINENS 'N THINGS, INC. 401(K) PLAN



Dated:  June 28, 2004                By: /S/ WILLIAM T. GILES
                                        ---------------------
                                     William T. Giles
                                     Executive Vice President, Chief Financial
                                      Officer and member of the Plan Committee






--------------------------------------------------------------------------------

                                                                             17.

                                  EXHIBIT INDEX


 Exhibit No.    Description
 -----------    -----------

    23.1        Consent Of Independent Registered Public
                   Accounting Firm - Crowe Chizek and Company LLC

    23.2        Consent Of Independent Registered Public
                   Accounting Firm - KPMG LLP